

July 22, 2011

Via E-mail
Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China 518026

> **Re:** **Global Pharm Holdings Group, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed May 27, 2010**
> **Form 8-K**
> **Filed August 13, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **File No. 333-152286**

Dear Mr. Yin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services